# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Matrix Service Company, CIK 0000866273
CUSIP: 576853105
Title of class of securities: Common Stock, Par Value $0.01 per Share
Address of issuer's principal executive offices: 15 East 5th Street, Suite 1100, Tulsa,, Oklahoma (OK), 74135
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-23-004874
Filed by CIK 0001406484

## Reporting persons
- HARVEY PARTNERS, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,221,762; shared voting power 0; sole dispositive power 1,221,762; shared dispositive power 0; aggregate amount beneficially owned 1,221,762 (4.4% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Matrix Service Company
Address of issuer's principal executive offices: 15 East 5th Street Suite 1100 Tulsa, Oklahoma 74135

## Item 2. Person Filing
Name of person filing:
This report is being filed by Harvey Partners, LLC, a Delaware limited liability company (the "Reporting Person").

As of June 30, 2025, Harvey SMidCap Fund, LP, a Delaware limited partnership ("SMidCap Fund"), held 75,930 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Matrix Service Company (the "Company") and Harvey QP, LP, a Delaware limited partnership ("QP, LP"), held 44,187 shares of Common Stock. The Reporting Person is the investment manager of SMidCap Fund and QP, LP, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by SMidCap Fund and QP, LP. As of June 30, 2025, the Reporting Person held 1,101,645 shares of Common Stock in managed accounts. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of the Reporting Person, share voting and investment power with respect to all securities beneficially owned by the Reporting Person. Based on the information set forth in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on May 8, 2025, there were 27,610,499 shares of the Company's Common Stock outstanding as of May 7, 2025. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 1,221,762 shares of Common Stock, or 4.4% of the Common Stock deemed issued and outstanding as of June 30, 2025.
Address of principal business office or, if none, residence: 120 White Plains Road, Suite 430, Tarrytown, NY 10591
Citizenship: Harvey Partners, LLC, a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,221,762
Percent of class: 4.4%
Sole power to vote or to direct the vote: 1,221,762
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,221,762
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HARVEY PARTNERS, LLC: /s/ Jeffrey C. Moskowitz, Jeffrey C. Moskowitz, Managing Member (08/14/2025)